Exhibit 99.1

Toro Corp. Reports Net Income of $22.0 Million for the Three Months Ended March 31, 2023

Limassol, Cyprus, May 23, 2023 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months ended March 31, 2023.

Highlights of the First Quarter Ended March 31, 2023:

◾	Total vessel revenues: $31.2 million, as compared to $16.8 million for the three months ended March 31, 2022, or a 85.7% increase;
◾	Net income: $22.0 million, as compared to $1.2 million for the three months ended March 31, 2022, or a 1,733.3% increase;
◾	Earnings (basic) per common share: $2.29 per share, as compared to $0.13 per share for the three months ended March 31, 2022;
◾	EBITDA (1): $24.1 million, as compared to $3.4 million for the three months ended March 31, 2022;
◾	Cash and restricted cash of $67.9 million as of March 31, 2023, as compared to $42.5 million as of December 31, 2022; and
◾	Our spin-off (the “Spin-Off”) by Castor Maritime Inc. (“Castor”) was completed on March 7, 2023 and our shares commenced trading on the Nasdaq Capital Market on the same date.

(1) EBITDA is not a recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company commented:

“The first Quarter of 2023 marks the commencement of Toro as an independent public company, with Castor having completed the previously announced spin-off of its Aframax/LR2 and Handysize segments on March 7, 2023.

We enjoyed a robust charter market in tankers during the quarter, which allowed us to enjoy a record net income.

After the end of the quarter, we successfully raised new capital and then acquired four modern LPG vessels, signifying our entry into the gas market, which we believe offers promising prospects. Further, recently we announced the disposal of three of our older Aframax/LR2 vessels at significant capital gains, which we expect to book in the second quarter on completion of the sales.

We will continue to seek opportunities to profitably grow our business.”

Earnings Commentary:

First Quarter ended March 31, 2023, and 2022 Results

Total vessel revenues, net of charterer’s commissions, increased to $31.2 million in the three months ended March 31, 2023, from $16.8 million in the same period in 2022. This increase was largely driven by the improved  Aframax/LR2 and Handysize tanker markets, as compared to the corresponding period in 2022 as during the three-months ended March 31, 2023, our fleet earned on average a Daily TCE Rate of $45,252, compared to an average Daily TCE Rate of $11,838 earned during the same period in 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our tanker fleet decreased by $6.7 million to $0.5 million in the three months ended March 31, 2023, from $7.2 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in (i) the Ownership Days of our tanker vessels, to 720 days in the three months ended March 31, 2023 from 810 days in the same period in 2022 due to the sale of M/T Wonder Arcturus on July 15, 2022, and (ii) expenses associated with our vessels’ commercial employment arrangements as during the three months ended March 31, 2023, seven of our eight vessels operated under pool agreements resulting in a substantial decrease in bunker consumption cost and port expenses, which were borne by our pool operators, as compared to the three months ended March 31, 2022, where our Aframax/LR2 segment operated predominantly under voyage charters.

The decrease in Vessel operating expenses by $0.1 million to $5.1 million in the three months ended March 31, 2023, from $5.2 million in the same period in 2022, mainly reflects the decrease in the Ownership Days of our fleet to 720 days in the three months ended March 31, 2023, from 810 days in the corresponding period in 2022, offset by an increase in the daily vessel operating expenses to $7,106 in the three months ended March 31, 2023, from $6,465 in the same period in 2022, due to higher than anticipated operating costs incurred by our technical managers.

Depreciation expenses for our fleet decreased to $1.6 million in the three months ended March 31, 2023, from $1.7 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $0.5 million for the three months ended March 31, 2023, compared to a charge of $0.1 million in the three months ended March 31, 2022. This variation in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 90 days in the three months ended March 31, 2022, to 289 dry-dock amortization days in the three months ended March 31, 2023.

General and administrative expenses in the three months ended March 31, 2023, amounted to $1.0 million, whereas, in the same period of 2022 general and administrative expenses totaled $0.3 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company and (ii) the flat management fee for the period March 7,2023 through March 31, 2023, amounting to $0.2 million. For the three months ended March 31, 2022, and for the period from January 1 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Management fees for our fleet in the three months ended March 31, 2023, and March 31, 2022, amounted to $0.7 million. There was no material change in management fees as the decrease in the total number of Ownership Days of our fleet for which our managers charged us a daily management fee, was offset by  increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022

Interest and finance costs, net amounted to $(0.1) million in the three months ended March 31, 2023, whereas, in the same period of 2022, interest and finance costs, net amounted to $0.2 million. This variation is mainly due to a substantial increase in interest income for the three months ended March 31, 2023 on our available cash, which more than offset an increase in the weighted average interest rate charged on our long-term debt from 3.4% in the three months ended March 31, 2022 to 7.2% in the same period of 2023.

Recent Financial Developments Commentary:

Equity update

On the completion of Spin-Off, on March 7, 2023, to date, we issued (i) to Castor a total of 9,461,009 common shares, par value $0.001 per share, which were then distributed by Castor on a pro rata basis to its common shareholders, (ii) to Castor 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) to Pelagos Holdings Corp, a company controlled by the our Chairman and Chief Executive Officer, 40,000 Series B preferred shares of Toro, par value $0.001 per share.

On April 12, 2023, we paid Castor a dividend on the Series A Fixed rate Cumulative Perpetual Convertible Preferred Shares, amounting to $0.2 million.

On April 17, 2023, we entered into a subscription agreement with Pani Corp., a company controlled by our Chairman and Chief Executive Officer, pursuant to which on April 19, 2023 we issued and sold, and Pani Corp. purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19.5 million.

As of May 22, 2023, we had 17,961,009 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) as of March 31, 2023 increased by $25.4 million to $67.9 million, as compared with our cash position on December 31, 2022. During the period ended March 31, 2023, our cash position increased mainly as a result of $28.6 million of net operating cash flows provided partly offset by (i) $0.2 million of payments made of initial vessel and BWTS installation expenses and (ii) $3.0 million of net cash used in financing activities used to reimburse Spin-Off expenses incurred by Castor on our behalf, scheduled principal repayments on our debt.

As of March 31, 2023, our total debt, gross of unamortized deferred loan fees, was $12.6 million of which $2.7 million is repayable within one year, as compared to $13.3 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Completion of the Spin-Off

On March 7, 2023, Castor completed the previously announced spin-off of its tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers. In the Spin-Off distribution, Castor shareholders received one common share of Toro for every ten Castor common shares held at the close of business on February 22, 2023. Additional information about us and the Spin-Off transaction can be found our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2023, which is available at www.sec.gov.

Vessels’ acquisitions

On April 27, 2023, we entered into agreements with an unaffiliated third party to acquire, through four wholly owned subsidiaries, three 2015 Japanese-built 5,000 cbm LPG vessels and one 2020 Japanese built 5,000 cbm LPG vessel. The aggregate purchase price for the four LPG vessels is $70.7 million. The acquisitions are expected to be consummated upon us taking delivery of the vessels in the second and third quarters of this year.

Sale of vessels

On April 28, 2023, we entered into an agreement with an unaffiliated  third party for the sale of the M/T Wonder Avior, at a price of $30.1 million. The vessel is expected to be delivered to its new owner during the second quarter of 2023. We expect to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Avior of approximately $18.5 million, excluding any transaction related costs.

On May 12, 2023 and May 18, 2023, we entered into two separate agreements with an unaffiliated third party for the sale of the M/T Wonder Bellatrix , at a price of $37 million and the M/T Wonder Polaris, at a price of $34.5 million. Both vessels are expected to be delivered to their new owner during the second quarter of 2023. The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Bellatrix of approximately $20.5 million, excluding any transaction related costs and a net gain on the sale of the M/T Wonder Polaris of approximately $22.4 million, excluding any transaction related costs.

Fleet Employment Status (as of May 22, 2023) During the three months ended March 31, 2023, we operated on average 8.0 vessels earning a Daily TCE Rate(1) of $45,252 as compared to an average of 9.0 vessels earning a Daily TCE Rate(1)  of $11,838 during the same period in 2022. Our employment profile as of May 22, 2023 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Aframax / LR2 Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Polaris(5)	Aframax / LR2	115,351	2005	Korea	Tanker Pool(2)	N/A	N/A	N/A
Wonder Sirius	Aframax / LR2	115,341	2005	Korea	TC(1) period	$40,000	Nov-23	Jun-24
Wonder Bellatrix(5)	Aframax / LR2	115,341	2006	Korea	Tanker Pool(2)	N/A	N/A	N/A
Wonder Musica	Aframax / LR2	106,290	2004	Korea	Tanker Pool(2)	N/A	N/A	N/A
Wonder Avior(4)	Aframax / LR2	106,162	2004	Korea	Tanker Pool(2)	N/A	N/A	N/A
Wonder Vega	Aframax	106,062	2005	Korea	Tanker Pool(2)	N/A	N/A	N/A

Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(3)	N/A	N/A	N/A
Wonder Formosa	Handysize	36,660	2006	Korea	Tanker Pool(3)	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged 15 years or more that is managed by V8 Plus Management Pte. Ltd., a company in which our Chairman and Chief Executive Officer, Petros Panagiotidis has a minority equity interest.

(3)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(4)
On April 28, 2023, we entered into an agreement with a third party for the sale of the M/T Wonder Avior, at a price of $30.1 million. The vessel is expected to be delivered to its new owner during the second quarter of 2023. We expect to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Avior of approximately $18.7 million, excluding any transaction related costs.

(5)
On May 12, 2023 and May 18, 2023, we entered into two separate agreements with a third party for the sale of the M/T Wonder Bellatrix,  at a price of $37 million and M/T Wonder Polaris, at a price of $34.5 million. Both vessels are expected to be delivered to their new owner during the second quarter of 2023.The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Bellatrix of approximately $20.5 million, excluding any transaction related costs and net gain on the sale of the M/T Wonder Polaris of approximately $22.4 million, excluding any transaction related costs.

Financial Results Overview:

Set forth below are selected financial and operational data of our fleet for each for each of the three months ended March 31, 2023 and 2022, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2023 (unaudited)	March 31, 2022 (unaudited)
Total vessel revenues	$31,154,154	$16,830,448
Operating income	$22,044,658	$1,568,477
Net income and comprehensive income	$21,959,213	$1,233,131
EBITDA (1)	$24,090,304	$3,377,496
Earnings (basic) per common share	$2.29	$0.13
Earnings (diluted) per common share	$0.35	0.02

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three months ended March 31, 2023 and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2023	2022
Ownership Days (1)(7)	720	810
Available Days (2)(7)	677	810
Operating Days (3)(7)	673	803
Daily TCE Rate (4)	$45,252	$11,838
Fleet Utilization (5)	99%	99%
Daily vessel operating expenses (6)	$7,106	$6,465

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2023	2022
REVENUES
Time charter revenues	1,906,250	2,986,345
Voyage charter revenues	7,930	10,734,868
Pool revenues	29,239,974	3,109,235
Total vessel revenues	$31,154,154	$16,830,448

EXPENSES
Voyage expenses (including commissions to related party)	(518,797)	(7,241,317)
Vessel operating expenses	(5,116,521)	(5,236,713)
General and administrative expenses (including related party fees)	(983,264)	(286,444)
Management fees - related parties	(702,000)	(688,500)
Depreciation and amortization	(2,055,646)	(1,808,997)
Recovery of provision for doubtful accounts	266,732	—
Operating income	$22,044,658	$1,568,477
Interest and finance costs, net (including related party interest costs) (1)	117,756	(183,607)
Other expenses, net	(10,000)	22
Income taxes	(193,201)	(151,761)
Net income and comprehensive income, net of taxes	$21,959,213	$1,233,131
Dividend on Series A Preferred Shares	(97,222)	—
Deemed dividend on Series A Preferred Shares	(200,255)	—
Net income attributable to common shareholders	$21,661,736	1,233,131

Earnings per common share, basic	$2.29	$0.13

Earnings per common share, diluted	0.35	0.02
Weighted average number of common shares outstanding, basic and diluted:	9,461,009	9,461,009
Weighted average number of common shares outstanding, diluted:	61,898,567	61,898,567

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,206,733	$41,779,594
Due from related parties	1,314,394	558,327
Other current assets	10,570,359	12,425,386
Total current assets	79,091,486	54,763,307

NON-CURRENT ASSETS:
Vessels, net	91,717,046	92,486,178
Restricted cash	700,000	700,000
Due from related parties	1,708,474	1,708,474
Other non-currents assets	5,262,069	7,821,144
Total non-current assets	99,387,589	102,715,796
Total assets	178,479,075	157,479,103

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	2,617,485	2,606,302
Other current liabilities	6,197,883	3,912,749
Total current liabilities	8,815,368	6,519,051
NON-CURRENT LIABILITIES:
Long-term debt, net	9,802,459	10,463,172
Total non-current liabilities	9,802,459	10,463,172
Total liabilities	18,617,827	16,982,223

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and March 31, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and March 31, 2023, respectively.	117,372,390	—
Total mezzanine equity	117,372,390	—

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment	—	140,496,912
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 9,461,009 shares issued; 1,000 and 9,461,009 shares outstanding as of December 31, 2022, and March 31, 2023 respectively.	9,461	—
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31,2022 and March 31, 2023 respectively.	40	—
Additional paid-in capital	38,156,985	—
(Accumulated deficit)/ Retained Earnings	4,322,372	(32)
Total shareholders’ equity	42,488,858	140,496,880
Total liabilities, mezzanine equity and shareholders’ equity	$178,479,075	$157,479,103

TORO CORP.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three months Ended March 31,
	2023	2022
Cash Flows (used in)/provided by Operating Activities :
Net income	$21,959,213	$1,233,131
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities :
Depreciation and amortization	2,055,646	1,808,997
Amortization of deferred finance charges	25,470	32,283
Changes in operating assets and liabilities:
Accounts receivable trade, net	4,666,840	(4,883,869)
Inventories	(28,717)	(2,248,292)
Due from/to related parties	(977,432)	1,227,879
Prepaid expenses and other assets	216,904	(997,847)
Other deferred charges	—	(61,087)
Accounts payable	973,238	1,521,756
Accrued liabilities	493,785	412,943
Deferred revenue	479,926	(547,939)
Dry-dock costs paid	(1,222,755)	—
Net Cash provided by/ (used in) Operating Activities	28,642,118	(2,502,045)

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(181,498)	(327,792)
Net cash used in Investing Activities	(181,498)	(327,792)

Cash flows (used in)/provided by Financing Activities:
Net increase/ (decrease) in Former Parent Company Investment	211,982	(1,267,578)
Issuance of Series B preferred shares	40	—
Repayment of long-term debt	(675,000)	(850,000)
Payments related to Spin-Off	(2,570,503)	—
Net cash used in Financing Activities	(3,033,481)	(2,117,578)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	25,427,139	(4,947,415)
Cash, cash equivalents and restricted cash at the beginning of the period	42,479,594	5,663,411
Cash, cash equivalents and restricted cash at the end of the period	$67,906,733	$715,996

(1)	Includes interest and finance costs and interest income, if any.

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies.
The following table reconciles the calculation of the Daily TCE Rate for our fleet  to Total vessel revenues, the most directly comparable U.S. GAAP financial measure,  for the periods presented (amounts in U.S. dollars, except for Available Days):
	Three Months Ended December 31,
(In U.S. dollars, except for Available Days)	2023	2022
Total vessel revenues	$31,154,154	$16,830,448
Voyage expenses -including commissions from related party	(518,797)	(7,241,317)
TCE revenues	$30,635,357	$9,589,131
Available Days	677	810
Daily TCE Rate	$45,252	$11,838

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended March 31,
(In U.S. dollars)	2023	2022
Net Income	$21,959,213	$1,233,131
Depreciation and amortization	2,055,646	1,808,997
Interest and finance costs, net (1)	(117,756)	183,607
US source income taxes	193,201	151,761
EBITDA	$24,090,304	$3,377,496

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels to or from us), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the Spin-Off, our business strategy, shipping markets conditions and trends, our ability to realize the expected benefits of vessel acquisitions and the effect of any change in our fleet’s size, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of adverse weather and natural disasters, accidents or the occurrence of other events related to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com